SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                  For the fiscal year ended December 31, 1997.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from _______ to ________.


Commission file number:  0-21318


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            O'Reilly Automotive, Inc. Profit Sharing and Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            O'Reilly Automotive, Inc.
            233 South Patterson
            Springfield, Missouri  65802

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                              REQUIRED INFORMATION


(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan as required by Form 11-K, together with the report thereon of Ernst & Young LLP, independent auditors, dated June 3, 1998.

(b) Exhibits. A consent of Ernst and Young LLP is being filed as Exhibit 23 to this Report.

                       Financial Statements and Schedules

                              (Modified Cash Basis)

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                     Years ended December 31, 1997 and 1996
                       With Report of Independent Auditors

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                              Financial Statements
                                  and Schedules


                     Years ended December 31, 1997 and 1996




                                    Contents

Report of Independent Auditors.................................................1

Audited Financial Statements (Modified Cash Basis)

Statements of Net Assets Available for Plan Benefits ..........................3
Statements of Changes in Net Assets Available for Plan Benefits
     With Fund Information.....................................................4
Notes to Financial Statements..................................................6


Supplemental Schedules (Modified Cash Basis)

Item 27a - Schedule of Assets Held for Investment Purposes ...................13
Item 27d - Schedule of Reportable Transactions ...............................14




A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by ERISA
Section 406 and for which there is no statutory or administrative exemption. Schedules of loans, fixed income obligations and leases in default or uncollectible have not been presented, since such loans, fixed income obligations or leases were not present.

                         Report of Independent Auditors

The Plan Administrators and Participants
O'Reilly Automotive, Inc.
   Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements have been prepared on the modified cash basis, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan's net assets available for plan benefits (modified cash basis) at December 31, 1997 and 1996, and changes in its net assets available for plan benefits (modified cash basis) for the years then ended on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules (modified cash basis) and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                                               Ernst & Young LLP
Kansas City, Missouri
June 3, 1998

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

              Statements of Net Assets Available for Plan Benefits
                              (Modified Cash Basis)


                                                           December 31,
                                                      1997              1996
                                                 -------------------------------
Assets
Investments (Note 3):
   Common collective trusts at fair value:
     Principal Preservation Fund                 $ 1,482,087        $  1,435,513
     Intermediate Bond Fund                        1,357,928           1,299,639
     Balanced Fund                                 3,051,940           2,655,320
     Value Plus Equity Fund                        3,607,126           2,885,157
   O'Reilly Automotive, Inc. Stock Fund            9,706,933           4,822,355
                                                 -------------------------------
Net assets available for plan benefits           $19,206,014         $13,097,984
                                                 ===============================

See accompanying notes.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                       Statements of Changes in Net Assets
               Available for Plan Benefits with Fund Information
                              (Modified Cash Basis)




                                                                 Year Ended December 31, 1997
                                                                                                     O'Reilly
                                                 Principal                                          Automotive,
                                                Preservation  Intermediate  Balanced    Value Plus     Inc.
                                        Cash        Fund        Bond Fund     Fund     Equity Fund  Stock Fund     Total
                                     --------------------------------------------------------------------------------------


Additions to net assets attributable to Investment income:
   Net realized and unrealized
   appreciation
      in fair value of investments    $ --     $   79,431    $   90,961   $ 313,444   $ 589,740    $3,415,225   $ 4,488,801

Contributions:
   Employer                             --            --            --          --          --      1,279,856     1,279,856
   Employee                             --        192,013       159,687     372,569     466,670       404,643     1,595,582
                                      -------------------------------------------------------------------------------------
                                        --        192,013       159,687     372,569     466,670     1,684,499     2,875,438
                                      -------------------------------------------------------------------------------------
Total additions                         --        271,444       250,648     686,013   1,056,410     5,099,724     7,364,239


Deductions from net assets attributable to

Distributions to participants           --       (250,334)     (118,064)   (169,448)   (238,735)     (479,628)   (1,256,209)
                                      -------------------------------------------------------------------------------------
Total deductions                        --       (250,334)     (118,064)   (169,448)   (238,735)     (479,628)   (1,256,209)
                                      -------------------------------------------------------------------------------------

Net increase prior to interfund         --         21,110       132,584     516,565     817,675     4,620,096     6,108,030
   transfers

Interfund transfers (net)               --         25,464       (74,295)   (119,945)    (95,706)      264,482           --
                                      -------------------------------------------------------------------------------------
Net increase                            --         46,574        58,289     396,620     721,969     4,884,578     6,108,030



Net assets available for plan benefits
Beginning of year                       --      1,435,513     1,299,639   2,655,320   2,885,157     4,822,355    13,097,984
                                      -------------------------------------------------------------------------------------
End of year                           $ --     $1,482,087    $1,357,928  $3,051,940  $3,607,126    $9,706,933   $19,206,014
                                      =====================================================================================



See accompanying notes.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                       Statements of Changes in Net Assets
               Available for Plan Benefits with Fund Information
                              (Modified Cash Basis)




                                                                 Year Ended December 31, 1996
                                                                                                     O'Reilly
                                                 Principal                                          Automotive,
                                               Preservation  Intermediate   Balanced    Value Plus     Inc.
                                        Cash       Fund        Bond Fund      Fund     Equity Fund  Stock Fund     Total
                                     --------------------------------------------------------------------------------------


Additions to net assets attributable to
Investment income:
Net realized and unrealized
  appreciation in fair value
  of investments                      $   --    $  68,502     $ 34,287    $ 261,671     $ 418,744  $  239,559  $ 1,022,763

Contributions:
   Employer                               --          --           --          --            --     1,041,523    1,041,523
   Employee                               --      173,116      150,758      289,144       334,684     291,403    1,239,105
                                      -------------------------------------------------------------------------------------
                                          --      173,116      150,758      289,144       334,684   1,332,926    2,280,628
                                      -------------------------------------------------------------------------------------
Total additions                           --      241,618      185,045      550,815       753,428   1,572,485    3,303,391


Deductions from net assets attributable to

Distributions to participants             --      (70,807)     (58,034)    (114,067)     (164,646)   (266,317)    (673,871)
                                      -------------------------------------------------------------------------------------
Total deductions                          --      (70,807)     (58,034)    (114,067)     (164,646)   (266,317)    (673,871)
                                      -------------------------------------------------------------------------------------
Net increase prior to interfund
   transfers                              --      170,811      127,011      436,748       588,782   1,306,168    2,629,520

Interfund transfers (net)             (23,064)     60,142     (120,312)    (121,086)      (47,251)    251,571          --
                                      -------------------------------------------------------------------------------------
Net increase (decrease)               (23,064)    230,953        6,699      315,662       541,531   1,557,739    2,629,520



Net assets available for plan benefits
Beginning of year                      23,064   1,204,560    1,292,940    2,339,658     2,343,626   3,264,616   10,468,464
                                      -------------------------------------------------------------------------------------
End of year                            $  --   $1,435,513  $1,299,639   $2,655,320  $2,885,157  $4,822,355  $13,097,984
                                      ======================================================================================




See accompanying notes.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                          Notes to Financial Statements

                           December 31, 1997 and 1996


1.  Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan (the Plan):

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. Under this basis, contributions are recorded when received rather than in the period to which they relate, and expenses are recorded when paid rather than when incurred.

Valuation of Investments

The value of investments in common collective trusts and in the O'Reilly Automotive, Inc. Stock Fund is based on quoted market values received from NationsBank on the last business day of the plan year.

Use of Estimates

The preparation of financial statements require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Description of the Plan

The following description of the Plan is provided for general information only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution pension plan providing retirement benefits to substantially all employees of O'Reilly Automotive, Inc. (the Company) who have attained age 21 and completed six months and at least 1,000 hours of service in a 12-consecutive-month period of employment. The Plan is sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)



2.  Description of the Plan (continued)

The Plan allows participants to contribute up to 15% of their compensation to the Plan. At its discretion, the Company has elected to contribute 50% of each employee's voluntary contribution up to 2% of the employee's compensation and 25% of the next 2% of each employee's voluntary contribution. Additionally, the Company may make voluntary contributions to the Plan annually, as determined by its Board of Directors, up to a maximum aggregate company contribution of 15% of participants' annual compensation. All employer contributions made after December 31, 1993 will be invested in the O'Reilly Automotive, Inc. Stock Fund. During the years ended December 31, 1997 and 1996, the Plan received discretionary contributions from the Company amounting to $884,000 and $684,000, respectively, not including matching contributions.

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution, plan earnings and forfeitures of terminated participants' non vested accounts. Allocations of company contributions and forfeitures of terminated participants' non vested accounts are based on participant earnings. Allocations of plan earnings are based on participants' account balances.

Participants are immediately vested with respect to their voluntary contributions. With respect to employer contributions, participants become 20% vested after three years of service with the Company. Vesting increases in 20% increments annually to 100% after seven years.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Benefit distributions are payable in monthly installments to the beneficiary or in a lump sum, as elected by the participant. At December 31, 1997 and 1996, terminated employees had approximately $104,000 and $37,000, respectively, included in net assets available for plan benefits which were to be paid in 1998 and 1997, respectively. The Company currently pays 100% of the administrative expenses associated with the Plan.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)




2.  Description of the Plan (continued)

Under the provisions of the Plan, participants may elect to have their contributions invested in one or more of the following funds:

     Principal Preservation Fund - Invests in high quality fixed income securities. The objective of the fund is conservation of capital.

     Intermediate Bond Fund - Invests in quality intermediate bonds and notes with the goal of stable current income and long-term growth.

     Balanced Fund - Invests in NationsBank Collective Funds which provide exposure to the equity and fixed income markets with the goal of capital growth, competitive long-term total return and below average volatility.

     Value Plus Equity Fund - Invests in undervalued equities which have superior expectations for sustainable growth in earnings and yield with the objective of superior total return and below average market risk.

     O'Reilly Automotive, Inc. Stock Fund - Invests in the common stock of O'Reilly Automotive, Inc. with the goal of providing long-term participation in the ownership and profitability of the Company. In August, 1997, a 100% stock dividend was paid to all shareholders of record as of July 31, 1997. The balance in the O'Reilly Automotive, Inc. Stock Fund at December 31, 1997 and 1996, includes $5,787,713 and $2,708,200, respectively, representing Company contributions to the fund and earnings thereon, which are not subject to participant investment direction.

3.  Investments

At December 31, 1997 and 1996, the Plan's investments are held by NationsBank, formerly known as Boatmens' Trust Company, in a bank-administered trust fund.
The trustee has full discretionary authority for the purchase and sale of investments, subject to certain restrictions as specified in the trust agreement and in ERISA.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)




3.  Investments (continued)

The Plan's investments included the following as of December 31:

                                                    1997                 1996
                                               ---------------------------------
NationsBank Common Collective Trusts:
   Principal Preservation Fund                 $  1,482,087         $  1,435,513
   Intermediate Bond Fund                         1,357,928            1,299,639
   Balanced Fund                                  3,051,940            2,655,320
   Value Plus Equity Fund                         3,607,126            2,885,157
O'Reilly Automotive, Inc. Stock Fund              9,706,933            4,822,355
                                               ---------------------------------
                                                $19,206,014          $13,097,984
                                               =================================

At December 31, the fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits is as follows:

                                                    1997                 1996
                                               ---------------------------------
NationsBank Common Collective Trusts:
   Principal Preservation Fund                 $  1,482,087         $  1,435,513
   Intermediate Bond Fund                         1,357,928            1,299,639
   Balanced Fund                                  3,051,940            2,655,320
   Value Plus Equity Fund                         3,607,126            2,885,157
O'Reilly Automotive, Inc. Stock Fund              9,706,933            4,822,355
                                               ---------------------------------
                                                $19,206,014          $13,097,984
                                               =================================

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)




3.  Investments (continued)

During 1997 and 1996, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated in fair value as follows:


                                            Net Appreciation         Fair Value
                                              in Fair Value            at End
                                               During Year             of Year
                                            ------------------------------------
Year ended December 31, 1997
Fair value as determined by quoted market
   prices of the underlying securities:
     Principal Preservation Fund               $   79,431           $  1,482,087
     Intermediate Bond Fund                        90,961              1,357,928
     Balanced Fund                                313,444              3,051,940
     Value Plus Equity Fund                       589,740              3,607,126
     O'Reilly Automotive, Inc. Stock Fund       3,415,225              9,706,933
                                               ---------------------------------
                                               $4,488,801           $ 19,206,014
                                               =================================

Year ended December 31, 1996
Fair value as determined by quoted market
   prices of the underlying securities:
     Principal Preservation Fund               $   68,502           $  1,435,513
     Intermediate Bond Fund                        34,287              1,299,639
     Balanced Fund                                261,671              2,655,320
     Value Plus Equity Fund                       418,744              2,885,157
     O'Reilly Automotive, Inc. Stock Fund         239,559              4,822,355
                                               ---------------------------------
                                               $1,022,763           $ 13,097,984
                                               =================================

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)



4.  Income Tax Status

The Plan has obtained a favorable letter of determination from the Internal Revenue Service and is thus not subject to income tax. The plan administrator is aware of no events which may disqualify the Plan under Section 401(a) of the Internal Revenue Code.

5.    Subsequent Events

Effective January 1, 1998, the Company transferred all assets from NationsBank to a new plan administrator, Banker's Trust Company.

Effective January 31, 1998, the Company acquired 100% of the outstanding capital stock of Hi-Lo Automotive, Inc. and its subsidiaries. The plan assets of the profit sharing plan of the acquired company will be rolled over into the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan.

6.  Year 2000 Issue (unaudited)

The Company is developing a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company does not expect this project to have significant effect on plan operations.

                             Supplemental Schedules

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

           Item 27a - Schedule of Assets Held for Investment Purposes

                             (Modified Cash Basis)
                               December 31, 1997



                                         Number of                      Fair
         Identity of Issue                Shares       Cost             Value
--------------------------------------------------------------------------------

NationsBank Common
   Collective Trusts*:
     Principal Preservation Fund                   $  1,288,542     $  1,482,087
     Intermediate Bond Fund                           1,150,267        1,357,928
     Balanced Fund                                    2,231,634        3,051,940
     Value Plus Equity Fund                           2,335,049        3,607,126
O'Reilly Automotive, Inc. Stock Fund*     369,788     6,218,798        9,706,933
                                                   -----------------------------
                                                    $13,224,290      $19,206,014
                                                   =============================

*Party-in-interest to the Plan.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                 Item 27d - Schedule of Reportable Transactions
                              (Modified Cash Basis)

                          Year ended December 31, 1997


                                                                                                       Current
  Identity of                                                                           Cost of       Value of      Net
Party Involved        Description of Assets                    Purchases    Sales        Assets         Assets     Gain
--------------------------------------------------------------------------------------------------------------------------

Category (i) - Single transactions in excess of 5% of plan assets
NationsBank*          O'Reilly Automotive, Inc. Stock Fund
                      (1 purchase)                            $  884,000  $     --    $  884,000   $  884,000    $    --

Category (iii) - Series of transactions in excess of 5% of plan assets
NationsBank*          Principal Preservation Fund
                      (68 purchases)                             345,208        --       345,208      345,208         --
NationsBank*          Principal Preservation Fund
                      (112 sales)                                    --     378,065      341,496      378,065      36,569
NationsBank*          Intermediate Bond Fund
                      (43 purchases)                             227,543        --       227,543      227,543         --
NationsBank*          Intermediate Bond Fund
                      (84 sales)                                     --     260,215      233,457      260,215      26,758
NationsBank*          Balanced Fund
                      (55 purchases)                             462,644        --       462,644      462,644         --
NationsBank*          Balanced Fund
                      (103 sales)                                    --     379,467      297,905      379,467      81,562
NationsBank*          Value Plus Equity Fund
                      (73 purchases)                             750,121        --       750,121      750,121         --
NationsBank*          Value Plus Equity Fund
                      (94 sales)                                     --     617,879      457,342      617,879     160,537
NationsBank*          O'Reilly Automotive, Inc. Stock Fund
                      (118 purchases)                          2,561,539        --     2,561,539    2,561,539         --
NationsBank*          O'Reilly Automotive, Inc. Stock Fund
                      (107 sales)                                    --   1,091,859      919,659    1,091,859     172,200

There were no category (ii) or (iv) reportable transactions during 1997.

*Party-in-interest to the Plan.


                           O'Reilly Automotive, Inc.
                        Profit Sharing and Savings Plan

                                   FORM 11-K

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors, which administers the Plan, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        O'Reilly Automotive, Inc.
                                        Profit Sharing and Savings Plan


Date:  June 26, 1998                    By:/s/ David E. O'Reilly
                                           -------------------------------------
                                           Plan Adminstrator

                           O'Reilly Automotive, Inc.
                        Profit Sharing and Savings Plan

                                   FORM 11-K

                                 Exhibit Index

Exhibit
Number                                  Exhibit
-------        -----------------------------------------------------------------

  23           Consent of Ernst & Young LLP

                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-73892) pertaining to the Profit Sharing and Savings Plan of O'Reilly Automotive, Inc. of our report dated June 3, 1998 with respect to the financial statements and schedules of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.


                                        By: /s/ Ernst & Young LLP
                                           -------------------------------------
                                           Ernst & Young LLP
Kansas City, Missouri
June 23, 1998